Exhibit 99.1
Statement of Bayer AG posted on Bayer AG’s website on September 14, 2006
On September 13, 2006, the Stockholders’ Meeting of Schering AG consented to the conclusion of a domination and profit and loss transfer agreement with Dritte BV GmbH. With effect from the date on which the domination and profit and loss transfer agreement enters into force (the date of its entry in the commercial register of Schering AG), Dritte BV GmbH is obligated, among other things, to offer to purchase the shares held by the outside stockholders of Schering AG for cash compensation of EUR 89 per Schering AG share. Also on September 13, 2006, Dritte BV GmbH declared its willingness, in the event that the weighted average price of Schering AG stock in the preceding three months, as published regularly on the Internet site of the German Federal Financial Supervisory Authority, exceeds EUR 89, to increase the cash compensation offer accordingly.
Further details of this offer to purchase Schering AG shares will be published here when the offer comes into effect.